UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Pro-Dex, Inc.

(Exact Name of Registrant as Specified in Charter)

COLORADO	000-14942	84-1261240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2361 McGaw Avenue, Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

Alisha K. Charlton	(949)769-3231
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Pro-Dex, Inc. (“Company,” “Pro-Dex,” “we,” “our,” “us”) did not complete due diligence measures to determine the source of conflict minerals which we purchased during the period from January 1, 2019 to December 31, 2019 due to, among other factors, turnover in responsible personnel and competing requirements to address COVID-19 related issues.  We have no reason to believe that there would be any changes to respondents’ answers from the information reported in our Form SD filed with the Securities and Exchange Commission on May 29, 2019, and we did not introduce any new products in calendar year 2019 that would require responses from new suppliers.

We plan to continue our conflict mineral due diligence measures for calendar year 2020, including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain. Currently, we do not have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or to identify the facilities used to process those conflict minerals.  Our disclosures concerning conflict minerals are available on our website at www.pro-dex.com/investor-relations.

Section 2 - Exhibits

Item 2.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 28, 2020

PRO-DEX, INC.

/s/ Alisha K. Charlton
Alisha K. Charlton Chief Financial Officer